EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30,
	2015	2014

Earnings from continuing operations before income taxes	$242	$162
Less: Equity earnings	(29)	(29)
Add: Total fixed charges deducted from earnings	139	126
Dividends received from equity investees	23	33

Earnings available for payment of fixed charges	$375	$292

Fixed charges

Interest expense	$136	$124
Portion of operating lease rental deemed to be interest	3	2

Total fixed charges deducted from earnings and fixed charges	$139	$126

Ratio of earnings to fixed charges	2.7	2.3